UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                           Hudson Holding Corporation
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                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
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                         (Title of Class of Securities)

                                    443793104
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                                 (CUSIP Number)

                                         with a copy to:
  The Seaport Group LLC                  Steven M. Skolnick, Esq.
  360 Madison Avenue                     Lowenstein Sandler PC
  22nd Floor                             1251 Avenue of the Americas, 18th Floor
  New York, New York 10017               New York, New York 10020
  (212) 616-7700                         (973) 597-2476
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 12, 2009
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             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Sections 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.     443793104
--------------------------------------------------------------------------------
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):

                  Michael J. Meagher
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions):

     (a)   [X]
     (b)   [ ]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions):  WC

--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):
                  Not Applicable
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization:  United States
--------------------------------------------------------------------------------

   Number of                          7. Sole Voting Power:                   0*
                                         ---------------------------------------
   Shares Beneficially                8. Shared Voting Power:        16,050,000*
                                         ---------------------------------------
   Owned by
   Each Reporting                     9. Sole Dispositive Power:              0*
                                         ---------------------------------------
   Person With                       10. Shared Dispositive Power:   16,050,000*
                                         ---------------------------------------
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person:   16,050,000*
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions):            Not Applicable
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11):  23.0%*
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions):   IN
--------------------------------------------------------------------------------
* Pursuant to a Securities Purchase Agreement dated October 14, 2009, on November 12, 2009, Seaport Hudson LLC, a Delaware limited liability company, acquired 4,000,000 shares of common stock, par value $0.001 per share (the "Shares"), of Hudson Holding Corporation (the "Company") for an aggregate purchase price of $1,000,000. As a result, as of November 23, 2009, Seaport Hudson LLC holds (i) 12,000,000 Shares of the Company and (ii) a warrant to purchase up to 4,000,000 Shares of the Company, which is currently exercisable. Seaport Hudson LLC is a wholly owned subsidiary of Seaport V LLC, a Minnesota limited liability company, which itself is a wholly owned subsidiary of The Seaport Group LLC, a Delaware limited liability company. Stephen C. Smith and Michael J. Meagher are the sole members of The Seaport Group LLC. As a result, Mr. Smith and Mr. Meagher possess shared power to vote and shared power to direct the disposition of 12,000,000 Shares and a warrant to purchase up to 4,000,000 Shares held by Seaport Hudson LLC. In addition, The Seaport Group, LLC Profit Sharing Plan (the "Plan"), an employee benefit plan, holds 50,000 Shares. Mr. Smith and Mr. Meagher as trustees of the Plan possess shared power to vote and shared power to direct the disposition of 50,000 Shares held by the Plan. Accordingly, for the purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, Mr. Smith and Mr. Meagher, as of November 23, 2009, are deemed to beneficially own 16,050,000 Shares, or 23.0% of the Shares deemed issued and outstanding as of that date. Mr. Smith's and Mr. Meagher's interest in such securities is limited to the extent of their pecuniary interest in Seaport Hudson LLC and the Plan, respectively, if any.

Cusip No.     443793104
--------------------------------------------------------------------------------
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):

                  Stephen C. Smith
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions):

     (a)   [X]
     (b)   [ ]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions):  WC

--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):
                  Not Applicable
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization:  United States
--------------------------------------------------------------------------------

   Number of                          7. Sole Voting Power:                   0*
                                         ---------------------------------------
   Shares Beneficially                8. Shared Voting Power:        16,050,000*
                                         ---------------------------------------
   Owned by
   Each Reporting                     9. Sole Dispositive Power:              0*
                                         ---------------------------------------
   Person With                       10. Shared Dispositive Power:   16,050,000*
                                         ---------------------------------------
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person:   16,050,000*
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions):            Not Applicable
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11):  23.0%*
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions):   IN
--------------------------------------------------------------------------------
* Pursuant to a Securities Purchase Agreement dated October 14, 2009, on November 12, 2009, Seaport Hudson LLC, a Delaware limited liability company, acquired 4,000,000 shares of common stock, par value $0.001 per share (the "Shares"), of Hudson Holding Corporation (the "Company") for an aggregate purchase price of $1,000,000. As a result, as of November 23, 2009, Seaport Hudson LLC holds (i) 12,000,000 Shares of the Company and (ii) a warrant to purchase up to 4,000,000 Shares of the Company, which is currently exercisable. Seaport Hudson LLC is a wholly owned subsidiary of Seaport V LLC, a Minnesota limited liability company, which itself is a wholly owned subsidiary of The Seaport Group LLC, a Delaware limited liability company. Stephen C. Smith and Michael J. Meagher are the sole members of The Seaport Group LLC. As a result, Mr. Smith and Mr. Meagher possess shared power to vote and shared power to direct the disposition of 12,000,000 Shares and a warrant to purchase up to 4,000,000 Shares held by Seaport Hudson LLC. In addition, The Seaport Group, LLC Profit Sharing Plan (the "Plan"), an employee benefit plan, holds 50,000 Shares. Mr. Smith and Mr. Meagher as trustees of the Plan possess shared power to vote and shared power to direct the disposition of 50,000 Shares held by the Plan. Accordingly, for the purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, Mr. Smith and Mr. Meagher, as of November 23, 2009, are deemed to beneficially own 16,050,000 Shares, or 23.0% of the Shares deemed issued and outstanding as of that date. Mr. Smith's and Mr. Meagher's interest in such securities is limited to the extent of their pecuniary interest in Seaport Hudson LLC and the Plan, respectively, if any.

Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

          Item 3 is hereby amended by adding the following paragraph at the end of Item 3:

          Pursuant to a Securities Purchase Agreement dated October 14, 2009, on November 12, 2009, Seaport Hudson LLC, a Delaware limited liability company, acquired 4,000,000 Shares from the Company for an aggregate purchase price of $1,000,000. All funds used to purchase the Shares came directly from the working capital of Seaport Hudson LLC. See Item 6 and Item 7 of this Schedule 13D Amendment No. 1 for further information.


Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          Item 5 is hereby deleted in its entirety and replaced with the following:

          Based upon information set forth in the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2009, as filed with the Securities and Exchange Commission on November 16, 2009, there were 65,769,537 Shares issued and outstanding as of November 16, 2009.

          As of November 23, 2009, Seaport Hudson LLC held (i) 12,000,000 Shares and (ii) a warrant to purchase up to 4,000,000 Shares, which is currently exercisable at an exercise price of $0.75 per Share, subject to certain limited adjustments. Seaport Hudson LLC is a wholly owned subsidiary of Seaport V LLC, a Minnesota limited liability company, which itself is a wholly owned subsidiary of The Seaport Group LLC, a Delaware limited liability company. Stephen C. Smith and Michael J. Meagher are the sole members of The Seaport Group LLC. As a result, Mr. Smith and Mr. Meagher possess shared power to vote and shared power to direct the disposition of 12,000,000 Shares and a warrant to purchase up to 4,000,000 Shares held by Seaport Hudson LLC.

          In addition, as of November 23, 2009, The Seaport Group, LLC Profit Sharing Plan (the "Plan"), an employee benefit plan, held 50,000 Shares. Mr. Smith and Mr. Meagher as trustees of the Plan possess shared power to vote and shared power to direct the disposition of 50,000 Shares held by the Plan. Accordingly, for the purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, Mr. Smith and Mr. Meagher, as of November 23, 2009, are deemed to beneficially own 16,050,000 Shares, or 23.0% of the Shares deemed issued and outstanding as of that date.

          Pursuant to a Securities Purchase Agreement dated October 14, 2009, on November 12, 2009, Seaport Hudson LLC acquired 4,000,000 Shares from the Company at a purchase price of $0.25 per Share, for an aggregate purchase price of $1,000,000. Other than the transactions described in this Schedule 13D Amendment No. 1, during the sixty days on or prior to November 20, 2009, there were no transactions in Shares, or securities convertible into, exercisable for or exchangeable for Shares, by Mr. Meagher or Mr. Smith or any person or entity controlled by them or any person or entity for which they possess voting or investment control over the securities thereof.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
          ----------------------------------------------------------------------

          Item 6 is hereby amended by adding the following four paragraphs immediately after the second paragraph thereof and deleting the third and fourth paragraphs thereof:

          On October 14, 2009, the Company entered into the Securities Purchase Agreement with Seaport Hudson LLC and the other purchasers listed on the signature pages thereto, pursuant to which, on November 12, 2009, Seaport Hudson LLC acquired 4,000,000 Shares at a purchase price of $0.25 per Share, for an aggregate purchase price of $1,000,000.

          In connection with the execution of the Securities Purchase Agreement, on October 14, 2009, the Company entered into a Registration Rights Agreement with Seaport Hudson LLC and the other investors identified on the signature pages thereto. Pursuant to the Registration Rights Agreement, investors owning $1,000,000 or more of the Shares have the right to request that the Company register all or part of such investor's Registrable Securities (as defined in the Registration Rights Agreement attached as Exhibit 6 hereto).

          The  descriptions of the transactions and agreements set forth in this
Schedule 13D Amendment No. 1 are qualified in their entirety by reference to the complete agreements governing such matters, each of which is attached to this
Schedule 13D Amendment No. 1 as an exhibit pursuant to Item 7 hereof.

          Except as otherwise described herein, no contracts, arrangements, understandings or similar relationships exist with respect to the securities of the Company between Mr. Meagher, Mr. Smith and any person or entity.


Item 7.   Material to be Filed as Exhibits.
          --------------------------------

          5. Securities Purchase Agreement dated as of October 14, 2009 by and among the Company and the purchasers identified on the signature pages thereto.

          6. Registration Rights Agreement dated as of October 14, 2009 by and among the Company and the investors identified on the signature pages thereto.

                                    Signature
                                    ---------

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                     November 23, 2009


                                     By: /s/ Michael J. Meagher
                                        ----------------------------------------
                                        Michael J. Meagher, in his capacity as a
                                        member of  The Seaport Group LLC  and  a
                                        trustee of The Seaport Group, LLC Profit
                                        Sharing Plan



                                     By: /s/ Stephen C. Smith
                                        ----------------------------------------
                                        Stephen C. Smith, in  his capacity  as a
                                        member of  The Seaport Group LLC  and  a
                                        trustee of The Seaport Group, LLC Profit
                                        Sharing Plan



      Attention: Intentional misstatements or omissions of fact constitute
                Federal criminal violations (See 18 U.S.C. 1001)